                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                UNC Incorporated
              ----------------------------------------------------
                                (Name of Issuer)


                     Common Stock, par value $.20 per share
              ----------------------------------------------------
                         (Title of Class of Securities)


                                   903070110 0
              ----------------------------------------------------
                                 (CUSIP Number)


                               Mr. John W. Gildea
              115 East Putnam Avenue, Greenwich, Connecticut 06830
                                 (203) 661-6945
              ----------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                  May 30, 1996
              ----------------------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Check the following box if a fee is being paid with the statement |x|. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of ___ Pages

CUSIP No.
- --------------------------------------------------------------------------------

1     Name of Reporting Person(1)
      S.S. or I.R.S. Identification No. of Above Person

                              Bridge Partners, L.P.
- --------------------------------------------------------------------------------


2     Check the Appropriate Box If a Member of a Group
                                    a.  |_|
                                    b.  |x|
- --------------------------------------------------------------------------------


3     SEC Use Only
- --------------------------------------------------------------------------------


4     Source of Funds

            WC; OO
- --------------------------------------------------------------------------------


5 Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) |_|

- --------------------------------------------------------------------------------


6     Citizenship or Place of Organization

                                    Delaware
- --------------------------------------------------------------------------------

                  7     Sole Voting Power
  Number of                2,014,286(2)
   Shares               --------------------
Beneficially
  Owned By        8     Shared Voting Power
    Each
  Reporting             --------------------
   Person
    With          9     Sole Dispositive Power
                            2,014,286(2)
                        --------------------


                  10    Shared Dispositive Power

                        --------------------

- --------------------------------------------------------------------------------

11    Aggregate Amount Beneficially Owned by Each Reporting Person

                                   2,014,286(2)
- --------------------------------------------------------------------------------


12    Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares |_|
- --------------------------------------------------------------------------------


- --------

(1) Filing jointly pursuant to Rule 13d-1(f)(1) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), with Carson Street Partners, Inc., John W. Gildea and Network Fund III, Ltd.

(2) Represents shares of Common Stock issuable upon conversion of 141,000 shares of Series B Senior Cumulative Convertible Preferred Stock of the issuer that may be deemed to be beneficially owned by the Reporting Person and calculated in accordance with Rule 13d-3(d)(1) under the Exchange Act. See Items 2 and 5.



                               Page 2 of ___ Pages

13    Percent of Class Represented By Amount in Row (11)


                    10.1%(3)
- --------------------------------------------------------------------------------


14    Type of Reporting Person


                    PN
- --------------------------------------------------------------------------------








- --------

(3)   See footnote 2, above.




                               Page 3 of ___ Pages

CUSIP No.
- --------------------------------------------------------------------------------


1     Name of Reporting Person(4)
      S.S. or I.R.S. Identification No. of Above Person

                          Carson Street Partners, Inc.
- --------------------------------------------------------------------------------


2     Check the Appropriate Box If a Member of a Group
                                    a.  |_|
                                    b.  |x|
- --------------------------------------------------------------------------------


3     SEC Use Only
- --------------------------------------------------------------------------------


4     Source of Funds

            AF
- --------------------------------------------------------------------------------


5 Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) |_|

- --------------------------------------------------------------------------------


6     Citizenship or Place of Organization

                                    Delaware
- --------------------------------------------------------------------------------


                  7     Sole Voting Power
  Number of                2,014,286(5)
   Shares               --------------------
Beneficially
  Owned By        8     Shared Voting Power
    Each
  Reporting             --------------------
   Person
    With          9     Sole Dispositive Power
                            2,014,286(5)
                        --------------------


                  10    Shared Dispositive Power

                        --------------------

- --------------------------------------------------------------------------------

11    Aggregate Amount Beneficially Owned by Each Reporting Person


                                  2,104,286(5)
- --------------------------------------------------------------------------------


12    Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares |_|
- --------------------------------------------------------------------------------



- --------

(4) Filing jointly pursuant to Rule 13d-1(f)(1) under the Exchange Act with Bridge Partners, L.P., John W. Gildea and Network Fund III, Ltd.

(5) Represents shares of Common Stock issuable upon conversion of 141,000 shares of Series B Senior Cumulative Convertible Preferred Stock of the issuer that may be deemed to be beneficially owned by the Reporting Person and calculated in accordance with Rule 13d-3(d)(1) under the Exchange Act. See Items 2 and 5.



                               Page 4 of ___ Pages

13    Percent of Class Represented By Amount in Row (11)

                    10.1%(6)
- --------------------------------------------------------------------------------


14    Type of Reporting Person


                    CO
- --------------------------------------------------------------------------------






- --------
(6)   See footnote 5, above.



                               Page 5 of ___ Pages

CUSIP No.
- --------------------------------------------------------------------------------


1     Name of Reporting Person(7)
      S.S. or I.R.S. Identification No. of Above Person

                                 John W. Gildea
- --------------------------------------------------------------------------------


2     Check the Appropriate Box If a Member of a Group
                                    a.  |_|
                                    b.  |x|
- --------------------------------------------------------------------------------


3     SEC Use Only
- --------------------------------------------------------------------------------


4     Source of Funds

            AF; PF
- --------------------------------------------------------------------------------


5 Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) |_|

- --------------------------------------------------------------------------------


6     Citizenship or Place of Organization

                                    U.S.A.
- --------------------------------------------------------------------------------


                  7     Sole Voting Power
  Number of                3,000,000(8)
   Shares               --------------------
Beneficially
  Owned By        8     Shared Voting Power
    Each
  Reporting             --------------------
   Person
    With          9     Sole Dispositive Power
                            3,000,000(8)
                        --------------------


                  10    Shared Dispositive Power

                        --------------------

- --------------------------------------------------------------------------------


11    Aggregate Amount Beneficially Owned by Each Reporting Person


                                  3,000,000(8)
- --------------------------------------------------------------------------------


12    Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares |_|
- --------------------------------------------------------------------------------


- --------

(7) Filing jointly pursuant to Rule 13d-1(f)(1) under the Exchange Act with Bridge Partners, L.P., Carson Street Partners, Inc and Network
      Fund III, Ltd.

(8) Represents shares of Common Stock issuable upon conversion of 210,000 shares of Series B Senior Cumulative Convertible Preferred Stock of the issuer that may be deemed to be beneficially owned by the Reporting Person and calculated in accordance with Rule 13d-3(d)(1) under the Exchange Act. See Items 2 and 5.



                               Page 6 of ___ Pages

13    Percent of Class Represented By Amount in Row (11)


                    14.4%(9)
- --------------------------------------------------------------------------------


14    Type of Reporting Person


                    IN
- --------------------------------------------------------------------------------






- --------
(9)   See footnote 8, above.


                               Page 7 of ___ Pages

CUSIP No.
- --------------------------------------------------------------------------------


1     Name of Reporting Person(10)
      S.S. or I.R.S. Identification No. of Above Person

                                 Network Fund III, Ltd.
- --------------------------------------------------------------------------------


2     Check the Appropriate Box If a Member of a Group
                                    a.  |_|
                                    b.  |x|
- --------------------------------------------------------------------------------


3     SEC Use Only
- --------------------------------------------------------------------------------


4     Source of Funds

            WC
- --------------------------------------------------------------------------------


5 Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) |_|

- --------------------------------------------------------------------------------


6     Citizenship or Place of Organization

                                    Cayman Islands
- --------------------------------------------------------------------------------


                  7     Sole Voting Power
  Number of                  842,857(11)
   Shares               --------------------
Beneficially

  Owned By        8     Shared Voting Power
    Each
  Reporting             --------------------
   Person
    With          9     Sole Dispositive Power
                              842,857(11)
                        --------------------

                  10    Shared Dispositive Power

                        --------------------

- --------------------------------------------------------------------------------


11    Aggregate Amount Beneficially Owned by Each Reporting Person


                                    842,857(11)
- --------------------------------------------------------------------------------


12    Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares |_|
- --------------------------------------------------------------------------------


- --------

(10) Filing jointly pursuant to Rule 13d-1(f)(1) under the Exchange Act with Bridge Partners, L.P., Carson Street Partners, Inc. and John W.
      Gildea.

(11) Represents shares of Common Stock issuable upon conversion of 59,000 shares of Series B Senior Cumulative Convertible Preferred Stock of the issuer that may be deemed to be beneficially owned by the Reporting Person and calculated in accordance with Rule 13d-3(d)(1) under the Exchange Act. See Items 2 and 5.



                               Page 8 of ___ Pages

13    Percent of Class Represented By Amount in Row (11)


                     4.5%(12)
- --------------------------------------------------------------------------------


14    Type of Reporting Person



                    CO
- --------------------------------------------------------------------------------





- --------
(12)   See footnote 11, above.


                               Page 9 of ___ Pages

Item 1.   Security and Issuer.

          This Statement on Schedule 13D (the "Schedule 13D") relates to the Common Stock, par value $.20 per share (the "Common Stock"), of UNC Incorporated, a Delaware corporation (the "Company"). The address of the principal executive offices of the Company is 175 Admiral Cochrane Drive, Annapolis, Maryland 21401.

Item 2.   Identity and Background.

          This Schedule 13D is filed jointly on behalf of Bridge Partners, L.P., a Delaware limited partnership ("Bridge Partners"), Carson Street Partners, Inc., a Delaware corporation ("Carson Street Partners"), John W. Gildea, a United States citizen ("Gildea") and Network
          Fund III, Ltd., a Cayman Islands exempt company ("Network Fund III"), pursuant to Rule 13d-1(f)(1) under the Exchange Act.

          Carson Street Partners is the sole general partner of Bridge Partners and has the power to vote and dispose of the 2,014,286 shares of Common Stock (the "Bridge Common Shares") issuable upon conversion of the 141,000 shares of Series B Senior Cumulative Convertible Preferred Stock, par value $1.00 per share, of the Company (the "Series B Preferred Stock") beneficially owned by Bridge Partners (the "Bridge Preferred Shares"). Gildea is the Chairman of the Board of Directors, Chief Executive Officer, President and the sole stockholder of Carson Street Partners. As a result, Gildea and Carson Street Partners may be deemed to be the indirect beneficial owners of the Bridge Common Shares issuable upon conversion of the Bridge Preferred Shares. In addition, Gildea is the Chairman of the Board of Directors, Chief Executive Officer, President and the sole stockholder of Gildea Management Company, a Delaware corporation ("GMC"), which corporation has the power to dispose of the 842,857 shares of Common Stock (the "Network Common Shares") issuable upon conversion of the 59,000 shares of Series B Preferred Stock (the "Network Preferred Shares") beneficially owned by Network Fund III, by virtue of an Investment Advisory Agreement, dated February 26, 1996, between GMC and Network Fund III (the "Investment Advisory Agreement"), a copy of which is attached hereto as Exhibit 2 and incorporated herein by reference.
          As a result, Gildea may be deemed to beneficially own the Network Common Shares issuable upon conversion of the Network Preferred Shares. Gildea also owns 10,000 shares of Series B Preferred Stock in his individual capacity (the "Gildea Preferred Shares") which are convertible into 142,857 shares of Common Stock (the "Gildea Common Shares").

          Mr. Gildea is also a limited partner in Bridge Partners. Mr. William
          P. O'Donnell ("O'Donnell") is an officer, director and a minority stockholder of Carson Street Partners and GMC, a limited partner in Bridge Partners and owns 1,000 shares of Series B Preferred Stock (the "O'Donnell Preferred Shares") convertible into 14,286 shares of Common Stock (the "O'Donnell Common Shares"). Gildea, Carson Street Partners, Bridge Partners and Network Fund III disclaim any existence of a group (within the meaning of Section 13(d) of the Exchange Act) with, between or among each other or Mr. O'Donnell.

          Bridge Partners' principal business is to invest in shares of capital stock of the Company and the capital stock and other securities of other entities. Carson Street Partners' principal business is the management of investments in various publicly traded companies. Gildea's principal business is managing the investments of various entities in issuers located principally in the United States. Network Fund III's principal business is to invest in debt and equity securities of public and private companies. The principal business address and the


                               Page 10 of ___ Pages
          principal office address of each of Bridge Partners, Carson Street Partners and Gildea is 115 East Putnam Avenue, Greenwich, Connecticut 06830. The principal address and the principal office address of Network Fund III is P.O. Box 219 Butterfield House, Grand Cayman, Cayman Islands, B.W.I.

          The respective names, business addresses, citizenship and present principal occupations of each director and executive officer of each of Carson Street Partners and Network Fund III are set forth on
          Schedule I hereto.

          None of Bridge Partners, Carson Street Partners, Gildea, Network Fund III or, to the best knowledge of such parties, any of the persons listed on Schedule I hereto, has, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration.

          Bridge Partners acquired the Bridge Preferred Shares which are convertible into the Bridge Common Shares for $100 per share of Series B Preferred Stock, or an aggregate of $14,100,000, all of which funds were obtained from the working capital of Bridge Partners.

          Gildea acquired the Gildea Preferred Shares which are convertible into the Gildea Common Shares for $100 per share of Series B Preferred Stock, or an aggregate of $1,000,000, all of which funds were obtained from Gildea's personal funds.


          Network Fund III acquired the Network Preferred Shares which are convertible into the Network Common Shares for $100 per share of Series B Preferred Stock, or an aggregate of $5,900,000, all of which funds were obtained from the capital contribution of the partners of Network Fund III.

          O'Donnell acquired the O'Donnell Preferred Shares which are convertible into the O'Donnell Common Shares for $100 per share of Series B Preferred Stock, or an aggregate of $100,000, all of which funds were obtained from O'Donnell's personal funds.

Item 4.   Purpose of Transaction.

          Bridge Partners acquired the Bridge Preferred Shares which are convertible into the Bridge Common Shares, Network Fund III acquired the Network Preferred Shares which are convertible into the Network Common Shares, Gildea acquired the Gildea Preferred Shares which are convertible into the Gildea Common Shares and O'Donnell acquired the O'Donnell Preferred Shares which are convertible into the O'Donnell Common Shares pursuant to the terms of an Amended and Restated Stock Purchase Agreement, dated as of May 30, 1996, by and among UNC Incorporated, Network Fund III, Gildea, O'Donnell, Bridge Partners, Pequod Investments, L.P., EURISTECH S.A. and Mellon Bank N.A., as Trustee for The General Chemical Group, Inc. Master Pension Trust, a copy of which agreement is attached hereto as Exhibit 3 and incorporated herein by reference (the "Stock Purchase Agreement"). Each of Bridge Partners, Network Fund III, Gildea and O'Donnell currently intend to hold the Bridge Preferred Shares, the Network Preferred Shares, the Gildea Preferred Shares and the O'Donnell Preferred


                               Page 11 of ___ Pages

          Shares and, upon conversion of such shares, the Bridge Common Shares, the Network Common Shares, the Gildea Common Shares and the O'Donnell Common Shares, respectively, for investment.

          Each of Bridge Partners, Network Fund III, Carson Street Partners, Gildea and O'Donnell intend to review on a continuing basis their investment in the Company. As of the date of this Schedule 13D, no determination has been made by Bridge Partners, Network Fund III, Carson Street Partners, Gildea or O'Donnell to acquire additional shares of capital stock of the Company or to dispose of any shares of capital stock of the Company now held by them, although any of them may decide to so acquire or dispose of shares of capital stock of the Company. Any such determination will depend on market conditions prevailing from time to time and on other conditions which may be applicable depending on the nature of the transaction or transactions involved. Pursuant to the Stock Purchase Agreement, the Company has

          agreed to nominate one representative of the parties to the Stock Purchase Agreement for election to the Company's Board of Directors and it is currently anticipated that Gildea will be nominated and will serve as a member of the Board of Directors of the Company. Except as specifically set forth in this Item 4, none of Bridge Partners, Network Fund III, Carson Street Partners, Gildea or O'Donnell has any plans or proposals which relate to or would result in any of the actions or effects set forth in items (a) through (j) of Item 4 of
          Schedule 13D, although any of such persons may develop such plans or proposals, subject to certain restrictive agreements with the Company set forth in the Stock Purchase Agreement. Gildea, Carson Street Partners, Bridge Partners and Network Fund III disclaim any existence of a group (within the meaning of Section 13(d) of the Exchange Act) with, between or among each other or Mr. O'Donnell.

Item 5.   Interest in Securities of the Issuer.

     (a) (i) Bridge Partners directly owns the 141,000 Bridge Preferred Shares which are convertible into the 2,014,286 Bridge Common Shares. As the sole general partner of Bridge Partners, Carson Street Partners may be deemed to be the indirect beneficial owner of the 141,000 Bridge Preferred Shares which are convertible into the 2,014,286 Bridge Common Shares. As the Chairman of the Board of Directors, Chief Executive Officer and controlling stockholder of Carson Street Partners, Gildea may also be deemed to be the indirect beneficial owner of the 141,000 Bridge Preferred Shares which are convertible into the 2,014,286 Bridge Common Shares. The 141,000 Bridge Preferred Shares which are convertible into the 2,014,286 Bridge Common Shares represent the right to acquire 10.1% of the 17,861,981 shares of Common Stock of the Company outstanding on the date hereof, based upon information provided by the Company and calculated in accordance with Rule 13d-3(d)(1) under the Exchange Act.

          (ii) The 141,000 Bridge Preferred Shares of which Gildea may be deemed to be the indirect beneficial owner, the 59,000 Network Preferred Shares of which Gildea may be deemed to be the indirect beneficial owner and the 10,000 Gildea Preferred Shares owned directly by Gildea which are convertible into an aggregate of 3,000,000 shares of Common Stock collectively represent the right to acquire 14.4% of the 17,861,981 shares of Common Stock of the Company outstanding on the date hereof, based upon information provided by the Company and calculated in accordance with Rule 13d-3(d)(1) under the Exchange Act.

         (iii) The 1,000 O'Donnell Preferred Shares which are convertible into 14,286 O'Donnell Common Shares represent the right to acquire 0.1% of the 17,861,981 shares of Common Stock of the Company outstanding on the date hereof, based


                              Page 12 of ___ Pages
               upon information provided by the Company and calculated in accordance with Rule 13d-3(d)(1) under the Exchange Act.

          (iv) The 59,000 Network Preferred Shares which are convertible into 842,857 Network Common Shares represent the right to acquire 4.5% of the 17,861,981 shares of Common Stock of the Company outstanding on the date hereof, based upon information provided by the Company and calculated in accordance with Rule 13d-3(d)(1) under the Exchange Act.

     (b) (i) Carson Street Partners, as the sole general partner of Bridge Partners, has the power to vote or direct the voting and the power to dispose or direct the disposition of the Bridge Preferred Shares and Bridge Common Shares

               Gildea, as the Chairman of the Board of Directors, Chief Executive Officer, President and sole stockholder of Carson Street Partners, may be deemed to have the indirect power to vote or direct the voting and to dispose or direct the disposition of the Bridge Preferred Shares and Bridge Common Shares.

          (ii) Gildea, as the Chairman of the Board of Directors, Chief Executive Officer, President and sole stockholder of GMC, may be deemed to have the power to vote or direct the voting and to dispose or direct the disposition of the Network Preferred Shares and the Network Common Shares.

         (iii) Gildea has the sole power to vote or direct the voting of and to dispose of or direct the disposition of the Gildea Preferred Shares and the Gildea Common Shares.

          (iv) O'Donnell has the sole power to vote or direct the voting of and to dispose of or direct the disposition of the O'Donnell Preferred Shares and the O'Donnell Common Shares.

     (c) Except as set forth in this Schedule 13D none of Bridge Partners, Carson Street Partners, Gildea, Network Fund III, O'Donnell, or, to the best knowledge of such parties, any of the persons named on
          Schedule I hereto, owns any shares of the capital stock of the Company or has purchased or sold any shares of the capital stock of the Company during the past 60 days.

     (d) Except as set forth in this Schedule 13D and except as may be provided in the Partnership Agreement of Bridge Partners disclosed in Item 6, below, no person is known by Bridge Partners, Carson Street Partners, Gildea or Network Fund III to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Bridge Common Shares, the Network Common Shares or the Gildea Common Shares.


     (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

          Pursuant to an Amended and Restated Agreement of Limited Partnership of Bridge Partners dated as of May 30, 1996 by and among Carson Street Partners, as General Partner, and the limited partners signatory thereto, a copy of which is attached hereto as Exhibit 4 and incorporated herein by reference (the "Partnership Agreement"), Carson Street Partners is generally entitled to receive 11% of all net realized gains on Bridge Partners' investments, which investments include the Bridge Preferred Shares and the Bridge Common Shares issuable upon conversion of the Bridge Preferred Shares.

          Pursuant to a Consultant Agreement dated May 15, 1996 (the "GCG Pension Trust Agreement") between The General Chemical Group Inc. Master Pension Trust (the


                              Page 13 of ___ Pages

          "GCG Pension Trust") and Iron City Capital LLC, a Delaware limited liability company of which Gildea is a director, officer and the controlling stockholder and O'Donnell is an officer, director and the remaining minority stockholder ("Iron City LLC"), Iron City LLC and the GCG Pension Trust have agreed that Iron City LLC may, but shall not be obligated to, provide investment consultant services to the GCG Pension Trust in connection with the purchase of 20,000 shares of Series B Preferred Stock (the "GCG Pension Trust Shares") by the GCG Pension Trust pursuant to the Stock Purchase Agreement. The GCG Pension Trust Agreement provides, among other things, that the GCG Pension Trust shall pay to Iron City LLC 20% of the pre-tax net gain on the sale of the GCG Pension Trust Shares. Gildea disclaims beneficial ownership of the GCG Pension Trust Shares.

          Pursuant to a Consultant Agreement dated May 15, 1996 (the "EURISTECH Agreement") between EURISTECH, S.A. ("EURISTECH") and Iron City LLC, Iron City LLC and EURISTECH have agreed that Iron City LLC may, but shall not be obligated to, provide investment consultant services to EURISTECH in connection with the purchase of 15,000 shares of Series B Preferred Stock (the "EURISTECH Shares") purchased by EURISTECH pursuant to the Stock Purchase Agreement. The EURISTECH Agreement provides, among other things, that EURISTECH shall pay to Iron City LLC 20% of the pre-tax net gain on the sale of the EURISTECH Shares as well as a 1% annual fee on the EURISTECH Shares. Gildea disclaims beneficial ownership of the EURISTECH Shares.

          Except as set forth in this Schedule 13D, there are no contracts, arrangements, understandings or relationships (legal or otherwise)

          among the persons referred to in Item 2 of this Schedule 13D or between such persons and any other person with respect to any of the securities of the Company, including, but not limited to, any relating to the transfer or voting of any of such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving withholding of proxies.

Item 7.   Materials to Be Filed as Exhibits

          1.   Joint Filing Agreement, dated June 7, 1996.

          2. Investment Advisory Agreement, by and among GMC and Network Fund III, dated as of February 26, 1996.

          3. Amended and Restated Stock Purchase Agreement, by and among the parties thereto, dated as of May 30, 1996.

          4. Amended and Restated Agreement of Limited Partnership dated as of May 30, 1996.



                              Page 14 of ___ Pages

                                    SIGNATURE


     After reasonable inquiry and to the best of their respective knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  June 7, 1996


BRIDGE PARTNERS, L.P.

By:   CARSON STREET PARTNERS, INC.,
      General Partner


      By:    /s/ John W. Gildea
           --------------------------------------------
           Name:  John W. Gildea
           Title: Chief Executive Officer and President


CARSON STREET PARTNERS, INC.


By:    /s/ John W. Gildea
   --------------------------------------------
     Name:  John W. Gildea
     Title: Chief Executive Officer and President



By:    /s/ John W. Gildea
   --------------------------------------------
            John W. Gildea


NETWORK FUND III, LTD.

By:   GILDEA MANAGEMENT COMPANY,
      Investment Advisor

       By:    /s/ John W. Gildea
          --------------------------------------------
          Name:  John W. Gildea
          Title: President

                              Page 15 of ___ Pages

                                  SCHEDULE I

Reporting Person:        Carson Street Partners, Inc.
                         115 East Putnam Avenue
                         Greenwich, Connecticut 06830

Executive Officers, Directors and Controlling Person:

Name ...............     John W. Gildea
Positions ..........     Chairman of the Board, Chief Executive Officer,
                         President and controlling stockholder of Carson
                         Street Partners, Inc.
Principal Occupation
and Employment;
Business Address ...     General Partner of Gildea Management Company, a
                         Delaware corporation ("GMC"), investment advisor;
                         the business address of GMC and Mr. Gildea is: 115
                         East Putnam Avenue, Greenwich, Connecticut 06830
Citizenship ........     U.S.A.

Name ...............     William P. O'Donnell
Positions ..........     Vice President, Secretary and Treasurer, Carson
                         Street Partners, Inc.
Principal Occupation
and Employment;
Business Address ...     Executive officer and director of GMC, investment
                         advisor; the business address of GMC and Mr. O'Donnell
                         is: 115 East Putnam Avenue, Greenwich, Connecticut
                         06830.
Citizenship ........     U.S.A.

                              Page 16 of ___ Pages

Reporting Person:        Network Fund III, Ltd.
                         P.O. Box 219 Butterfield House
                         Grand Cayman, Cayman Islands, B.W.I.

Executive Officers, Directors and Controlling Person:

Name:                    John W. Gildea
Position:                Director and Chairman
Principal Occupation
and Employment:
Business Address:        Managing Director of GMC; the business address of GMC
                         and Mr. Gildea is: 115 Putnam Avenue, Greenwich, CT
                         06830.

            By virtue of being Managing Director of GMC which under its Investment Advisory Agreement with Network (see Exhibit 2) has the power to dispose of any of the Network Shares which may be held by Network, and the Chairman of Network, Mr. Gildea may be deemed to be a controlling person of Network.


Name:                    William P. O'Donnell
Position:                Director and Managing Director
Principal Occupation
and Employment:          Managing Director of Gildea Management Company
Business Address:        115 Putnam Avenue
                         Greenwich, CT 06830
Citizenship:             USA

Name:                    Peter Arthur Neil Bailey
Position:                Director
Principal Occupation
and Employment:
Business Address:        Director of Abacus Asset Management in Jersey, Channel
                         Islands, a member of Coopers & Lybrand International, a limited liability association incorporated in
                         Switzerland; business address: La Motte Chambers, La
                         Motte Street, St. Hellier, Jersey, Channel Islands,
                         U.K. JE1 1BJ

                              Page 17 of ___ Pages

Citizenship:             U.K.

Name:                    Geoffrey William Fisher
Position:                Director
Principal Occupation
and Employment:
Business Address:        Director of Abacus Asset Management in Jersey, Channel
                         Islands, a member of Coopers & Lybrand International, a
                         limited liability association incorporated in
                         Switzerland; business address: La Motte Chambers, La
                         Motte Street, St. Hellier, Jersey, Channel Islands,
                         U.K. JE1 1BJ
Citizenship:             U.K.

Name:                    Michael David de Figueiredo
Position:                Director
Principal Occupation
and Employment:
Business Address:        Director of Abacus (CI) Limited, a member of Coopers &
                         Lybrand International, a limited liability association
                         incorporated in Switzerland; business address: La Motte
                         Chambers, La Motte Street, St. Hellier, Jersey, Channel
                         Islands, U.K. JE1 1BJ
Citizenship:             U.K.

                              Page 18 of ___ Pages

                                  EXHIBIT INDEX
                                                                        Page
Exhibit                                                                 Number
- -------                                                                 ------

1.   Joint Filing Agreement, dated June 7, 1996.

2. Investment Advisory Agreement, by and among GMC and Network Fund III, dated as of February 26, 1996.

3. Amended and Restated Stock Purchase Agreement, by and among the parties thereto, dated as of May 30, 1996.

4.   Amended and Restated Agreement of Limited Partnership dated as of May 30,
     1996.






                              Page 19 of ___ Pages